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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-1

                            TENDER OFFER STATEMENT

      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                          A.P. GREEN INDUSTRIES, INC.
                           (NAME OF SUBJECT COMPANY)

                             BGN ACQUISITION CORP.
                     GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                       (INCLUDING THE ASSOCIATED RIGHTS)
                        (TITLE OF CLASS OF SECURITIES)

                                   393059100
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            GRAHAM L. ADELMAN, ESQ.
             SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                     GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                         2121 SAN JACINTO, SUITE 2500
                              DALLAS, TEXAS 75201
                                (214) 953-4500
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
                   AND COMMUNICATIONS ON BEHALF OF BIDDERS)


                                  COPIES TO:
                             JAMES C. MORPHY, ESQ.
                              SULLIVAN & CROMWELL
                               125 BROAD STREET
                           NEW YORK, NEW YORK 10004
                                (212) 558-4000

                           CALCULATION OF FILING FEE

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TRANSACTION VALUATION*                                  AMOUNT OF FILING FEE**
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  $190,783,156                                                   $38,156.63
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 * For purposes of calculating the amount of filing fee only. The amount assumes the purchase of (i) 8,068,665 shares of Common Stock, par value $1.00 per share, issued and outstanding as of February 26, 1998, according to the Subject Company, and (ii) 919,150 options on the Common Stock issued and outstanding as of February 26, 1998, according to the Subject Company, with an average exercise price of $7.56.
** 1/50 of 1% of the transaction value.

[_]Checkbox if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


    Amount Previously Paid: None      Filing Party: N/A      Page 1 of 5
    Pages

    Form of Registration No.: N/A     Date filed: N/A    Exhibit Index on
    page 5

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ITEM 1. SECURITY AND SUBJECT COMPANY.

  (a) The name of the subject company is A.P. Green Industries, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is Green Boulevard, Mexico, Missouri 65265.

  (b) The class of securities to which this statement relates is the Common Stock, par value $1.00 per share (the "Common Stock"), including the associated rights to purchase Series B Junior Participating Preferred Stock (the "Rights" and together with the Common Stock, the "Shares"), of the Company. The information set forth in the Introductory Section and Section 1 of the Offer to Purchase (the "Offer to Purchase") annexed hereto as Exhibit
(a)(1) is incorporated herein by reference.

  (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  (a)-(d); (g) The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of Global Industrial Technologies, Inc., a Delaware corporation ("Purchaser") and of BGN Acquisition Corp., a Delaware corporation (the "Merger Sub") and a direct wholly owned subsidiary of Purchaser, and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule A to the Offer to Purchase and incorporated herein by reference.

  (e); (f) During the last five years, neither Purchaser nor the Merger Sub, nor, to the best of Purchaser's knowledge, any of the directors or executive officers of the Purchaser or the Merger Sub has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a)-(b) The information set forth in the Introductory Section and Sections 10 and 11 of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)-(b) The information set forth in Section 12 of the Offer to Purchase is incorporated herein by reference. See also Exhibits (b)(1) and (b)(2).

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  The information set forth in the Introductory Section and Sections 7 and 11 of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a)-(b) The information set forth in Sections 9 and 11 of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  The information set forth in the Introductory Section and Sections 9, 10 and 11 of the Offer to Purchase is incorporated herein by reference.

                                       2
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ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in Section 16 of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference. Purchaser is subject to the periodic reporting requirements of Section 13(a) of the Exchange Act. The financial statements of Purchaser set forth in Item 8 of Purchaser's Annual Report on Form 10-K for the fiscal year ended October 31, 1997 and in Item 1 of Purchaser's Quarterly Report on Form 10-Q for the quarter ended January 31, 1998, are hereby incorporated by reference, which reports may be obtained from the Securities and Exchange Commission in the manner set forth with respect to information concerning the Company in Section 8 of the Offer to Purchase and should also be available for inspection at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

ITEM 10. ADDITIONAL INFORMATION.

  (a)-(c) The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in Section 7 of the Offer to Purchase is incorporated herein by reference.

  (e) Not applicable.

  (f) Not applicable.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

 (a)(1) Offer to Purchase, dated March 6, 1998.
 (a)(2) Letter of Transmittal with respect to the Shares.
 (a)(3) Form of letter, dated March 6, 1998, to brokers, dealers, commercial banks, trust companies
        and nominees.
 (a)(4) Form of letter, dated March 6, 1998, to clients to be used by brokers, dealers, commercial
        banks, trust companies and nominees.
 (a)(5) Press Release, dated March 4, 1998.
 (a)(6) Press Release, dated March 6, 1998.
 (a)(7) Form of newspaper advertisement, dated March 6, 1998.
 (a)(8) Notice of Guaranteed Delivery.
 (a)(9) IRS Guidelines to Substitute Form W-9.
 (b)(1) Credit Agreement, dated as of September 23, 1994, among Indresco Inc., Various
        Financial Institutions and Bank of America Illinois, as Agent.
 (b)(2) Seventh Amendment to Credit Agreement, dated as of February 19, 1998, among
        Purchaser, GPX Corp. and Bank of America National Trust and Savings Association.
 (c)(1) Agreement and Plan of Merger, dated as of March 3, 1998, among the Company,
        Purchaser and
        the Merger Sub.
        Confidentiality Agreement, dated December 12, 1997, between Purchaser and the
 (c)(2) Company.
 (d)    None.
 (e)    Not applicable.
 (f)    None.

                                       3
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                                  SIGNATURES

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          GLOBAL INDUSTRIAL TECHNOLOGIES, INC.

                                             /s/ Graham L. Adelman
                                          By: _________________________________
                                            Name: Graham L. Adelman
                                            Title:
                                                 Senior Vice President,
                                                 General Counsel and Secretary

                                          BGN ACQUISITION CORP.

                                             /s/ Graham L. Adelman
                                          By: _________________________________
                                            Name: Graham L. Adelman
                                            Title:
                                                 Senior Vice President
Dated: March 6, 1998

                                       4
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                                 EXHIBIT INDEX

 EXHIBIT                                                                   PAGE
 NUMBER                           EXHIBIT NAME                            NUMBER
 -------                          ------------                            ------
 (a)(1)  Offer to Purchase, dated March 6, 1998. ......................
 (a)(2)  Letter of Transmittal with respect to the Shares. ............
 (a)(3)  Form of letter, dated March 6, 1998, to brokers, dealers, commercial banks, trust companies and nominees. .............
 (a)(4)  Form of letter to clients to be used by brokers, dealers, commercial banks, trust companies and nominees. .............
 (a)(5)  Press Release, dated March 4, 1998. ..........................
 (a)(6)  Press Release, dated March 6, 1998. ..........................
 (a)(7)  Form of newspaper advertisement, dated March 6, 1998. ........
 (a)(8)  Notice of Guaranteed Delivery. ...............................
 (a)(9)  IRS Guidelines to Substitute Form W-9. .......................
 (b)(1)  Credit Agreement, dated as of September 23, 1994, among
          Indresco Inc., Various Financial Institutions and Bank of
          America Illinois, as Agent. .................................
 (b)(2)  Seventh Amendment to Credit Agreement, dated as of February
          19, 1998, among Purchaser, GPX Corp. and Bank of America
          National Trust and Savings Association. .....................
 (c)(1)  Agreement and Plan of Merger, dated as of March 3, 1998, among the Company, Purchaser and the Merger Sub....................
 (c)(2)  Confidentiality Agreement, dated December 12, 1997, between
          Purchaser and the Company. ..................................
 (d)     None. ........................................................
 (e)     Not applicable. ..............................................
 (f)     None. ........................................................